SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of August 2014

KOREA ELECTRIC POWER CORPORATION

(Translation of registrant’s name into English)

512 Yeongdongdaero, Gangnam-gu, Seoul 135-791, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

This Report of Foreign Private Issuer on Form 6-K is deemed filed for all purposes under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended.

Korea Electric Power Corporation (“KEPCO”) hereby announces its estimated unaudited consolidated and separate results of operation for the three and six months ended June 30, 2014 prepared in accordance with Korean International Financial Reporting Standards (K-IFRS) as shown below.

Disclaimer:

The financial information relating to the unaudited consolidated and separate results of operations of KEPCO for the three and six months ended June 30, 2014 as presented below (the “Information”) has been prepared by KEPCO based on preliminary estimates and in accordance with K-IFRS. The Information has been neither audited nor reviewed by KEPCO’s independent accountants, KPMG Samjong Accounting Corp., or any other independent public accountants. The Information may differ significantly from the actual results of operations of KEPCO, and accordingly should not be relied upon for investment, including but not limited to purchase of any securities, or for other purposes.

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the three and six months ended June 30, 2014 and 2013

(Unit : in billions of Korean Won)	2014 Apr.-Jun.	2013 Apr.-Jun.	Change	2014 Jan.-Jun.	2013 Jan.-Jun.	Change
Operating revenues	12,889	11,676	10.4%	27,662	25,475	8.6%
Operating income (loss)	829	-1,094	175.8%	2,056	-436	571.6%
Income (Loss) before income tax	429	-1,738	124.7%	1,330	-1,530	186.9%
Net income (loss)	192	-1,585	112.1%	753	-1,424	152.9%
Net income (loss) attributable to owners of the company	155	-1,614	110.8%	687	-1,481	146.4%

CONDENSED SEPERATE STATEMENTS OF COMPREHENSIVE INCOME

For the three and six months ended June 30, 2014 and 2013

(Unit : in billions of Korean Won)	2014 Apr.-Jun.	2013 Apr.-Jun.	Change	2014 Jan.-Jun.	2013 Jan.-Jun.	Change
Operating revenues	12,911	11,701	10.3%	27,592	25,334	8.9%
Operating income (loss)	-187	-1,571	88.1%	-454	-2,050	77.9%
Income (Loss) before income tax	-440	-1,880	76.6%	-780	-2,091	62.7%
Net income (loss)	-339	-1,526	77.8%	-543	-1,543	64.8%

*	The figures may not add up due to rounding
**	n/m means not meaningful

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/s/ Ko, Weon-Gun
Name:	Ko, Weon-Gun
Title:	Vice President

Date: August 7, 2014